Exhibit 12.1

SL Green Realty Corp.

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Dollars in Thousands)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings
Income from continuing operations	$253,186	$142,493	$99,479	$57,362	$107,945
Joint venture cash distributions	176,049	438,041	86,631	219,021	133,199
Interest	325,399	331,439	329,752	331,969	290,556
Amortization of interest capitalized	549	305	44	44	44
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	(1,497)	(1,109)	(2,054)	(1,850)	(2,031)
Amortization of loan costs expensed	27,348	22,811	16,695	19,450	14,291
Portion of rent expense representative of interest	29,375	32,522	35,100	32,714	27,375
Total earnings	$810,409	$966,502	$565,647	$658,710	$571,379

Fixed Charges and Preferred Stock Dividends
Interest	$325,399	$331,439	$329,752	$331,969	$290,556
Interest capitalized	31,108	26,676	11,853	12,218	5,123
Amortization of loan costs expensed	27,348	22,811	16,695	19,450	14,291
Preferred stock dividends	14,952	14,952	21,881	30,411	30,178
Portion of rent expense representative of interest	29,375	32,522	35,100	32,714	27,375
Total fixed charges and Preferred Stock dividends	$428,182	$428,400	$415,281	$426,762	$367,523

Ratio of earnings to combined fixed charges and Preferred Stock dividends	1.89	2.26	1.36	1.54	1.55

The ratios of earnings to combined fixed charges and preferred stock dividends were computed by dividing earnings by fixed charges. For the purpose of calculating the ratios, the earnings have been calculated by adding fixed charges to income from continuing operations before adjustment for noncontrolling interests plus distributions from unconsolidated joint ventures, excluding gains or losses from sale of property, purchase price fair value adjustments, gains and losses on equity investment and the cumulative effect of changes in accounting principles. With respect to SL Green Realty Corp., fixed charges and preferred stock dividends consist of interest expense including the amortization of debt issuance costs, rental expense deemed to represent interest expense and preferred dividends paid on its 7.625% Series C, its 7.875% Series D and its 6.50% Series I cumulative redeemable Preferred Stock.